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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TWENTY-FIRST SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

RECD S.E.C.
MAY 28 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Krasnoff — (212) 418-6014
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Robert N. Gordon and Jonathan Krasnoff, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Twenty-First Securities Corporation for the year ended March 31, 2004, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature	5/25/04 Date

Robert N. Gordon
President

Signature	5/25/04 Date

Jonathan Krasnoff
Controller

Subscribed and sworn to before
me on this 25nd day of May, 2004

Notary Public

PETER D. KOFFLER
Notary Public, State of New York
No. 60-4955665
Qualified in Westchester County
Commission Expires September 5, 19...

TWENTY-FIRST SECURITIES CORPORATION
(SEC I.D. No. 8-30714)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Twenty-First Securities Corporation:

We have audited the accompanying statement of financial condition of Twenty-First Securities Corporation (the "Company") as of March 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Twenty-First Securities Corporation at March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 25, 2004

TWENTY-FIRST SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2004

ASSETS

Cash	$	23,102
Securities owned		459,916
Receivables from affiliates		1,362,866
Dividends receivable		1,312,569
Receivables from broker-dealers		419,917
Other receivables		72,204
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $455,397)		23,055
Other assets		370,606
Total assets	$	4,044,235

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Commissions and bonuses payable	$	966,466
Accounts payable and accrued liabilities		430,988
Total liabilities		1,397,454
STOCKHOLDERS' EQUITY:		
Common stock, no par value, at stated value, 500 shares voting and 500 shares nonvoting authorized, 497 shares voting and 3 shares nonvoting issued and outstanding		50,000
Additional paid-in capital		2,424,592
Retained earnings		172,189
Total stockholders' equity		2,646,781
Total liabilities and stockholders' equity	$	4,044,235

See notes to statement of financial condition.

TWENTY–FIRST SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF MARCH 31, 2004

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Twenty-First Securities Corporation (the "Company") is a broker-dealer that provides investment strategies and execution services for its corporate, institutional and high net-worth clients. The Company is a registered broker-dealer with the Securities Exchange Commission and a registered introducing broker and commodity trading advisor with the Commodity Futures Trading Commission. The Company clears its securities transactions on a fully disclosed basis through other broker-dealers (the "Clearing Brokers"). Substantially all of the common stock of the Company is owned by Twenty-First Holdings, Inc. (the "Parent"), which is wholly-owned by the president of the Company.

Use of Estimates—The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of this statement of financial condition are prudent and reasonable. Actual results could differ from these estimates.

Proprietary Securities Transactions—Securities owned are recorded on a trade date basis and at fair value. The fair value of trading positions is generally based on quoted market prices. If quoted market prices are not available or if liquidating the positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price quotations for similar instruments traded in different markets or management's estimates of amounts to be realized on settlement.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value.

Dividends Receivable— Dividends receivable relates to dividends earned on equity positions held over the ex-dividend date. These amounts were collected through the Clearing Brokers in April 2004.

Furniture, Equipment And Leasehold Improvements—Furniture and equipment are depreciated using the double declining-balance method. Computer software is depreciated on the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized on the straight-line method over the life of the lease.

New Accounting Pronouncement— In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability. Many of those instruments were previously classified as equity. SFAS 150 is effective for the Company's statement of financial condition in fiscal year 2005. The Company does not expect the adoption of SFAS 150 to have a material impact on the Company's statement of financial condition.

2. SECURITIES OWNED

At March 31, 2004, securities owned consisted of money market investments.

3. INCOME TAXES

The Company utilizes the asset and liability method (pursuant to Statement of Financial Accounting Standards No. 109) for accounting for income taxes. The Company is included in the Parent's consolidated federal and combined New York State and local income tax returns.

4. COMMITMENTS

Operating Leases—The Company's current lease for its office space in New York City expires in November 2010. At March 31, 2004, future minimum payments for this lease were as follows:

Fiscal year ending March 31:

2005	$ 570,000
2006	595,333
2007	608,000
2008	608,000
2009	608,000
Thereafter	998,134
Total	$3,987,467

In addition to the minimum lease payments set forth above, the lease contains a provision for escalations based upon certain costs incurred by the lessor.

5. TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES

The Company has various affiliates to which it provides operational and administrative services at no charge. In the normal course of business, the Company advances funds to its affiliates on a non-interest bearing basis.

6. CONCENTRATIONS OF CREDIT RISK

Pursuant to its clearing contracts with its Clearing Brokers, the Company is liable for bad debts of any clients introduced by the Company to its Clearing Brokers. As of March 31, 2004, there were no material bad debts from clients introduced by the Company to its Clearing Brokers.

7. NET CAPITAL REQUIREMENTS

The Company as a registered broker-dealer is subject to the minimum net capital requirements of Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the Company maintains minimum net capital equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness. The Company is also subject to the net capital rules under the Commodity Exchange Act. These rules require that the Company maintains minimum net capital equivalent to the greater of $30,000 or the capital required under the Rule. At March 31, 2004, the Company's net capital and excess net capital were $768,814 and $668,814, respectively, and the Company's aggregate indebtedness to net capital ratio was 1.82 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 25, 2004

Twenty-First Securities Corporation
780 Third Avenue
New York, New York 10017

In planning and performing our audit of the financial statements of Twenty-First Securities Corporation (the "Company") for the year ended March 31, 2004 (on which we issued our report dated May 25, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP